UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

Shell Announces Agreements in Principle
to Resolve FSA and SEC Investigations

The Royal Dutch/Shell Group of Companies (Shell) today announced that it has reached agreements in principle with the United Kingdom’s Financial Services Authority (FSA) and the staff of the United States Securities and Exchange Commission (SEC) to resolve their pending inquiries related to Shell’s reserves recategorisation.

In connection with the agreement in principle with the FSA, Shell will agree, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Shell breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules made under it. In connection with the proposed settlement, Shell will pay a penalty of £17 million.

In connection with the agreement in principle with the SEC staff, Shell will consent, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Shell violated, and requiring Shell to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules. In connection with the proposed settlement, Shell will pay a $120 million civil penalty and has undertaken to spend an additional $5 million developing a comprehensive internal compliance program. The agreement in principle with the SEC staff is subject to final approval by the SEC.

No further details respecting the proposed settlements will be released at this time.

Contacts

Investor Relations:

UK:	David Lawrence	+44 20 7934 3855
UK:	Gerard Paulides	+44 20 7934 6287
Europe:	Bart van der Steenstraten	+31 70 377 3996
USA:	Harold Hatchett	+1 212 218 3112

Media Relations:

UK	Mary Jo Jacobi	+44 20 7934 5522
UK:	Stuart Bruseth	+44 20 7934 6238
Europe:	Herman Kievits	+31 70 377 8750

Disclaimer statement

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

The Hague, July 29, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 29 July 2004